Filed by Liberty Interactive Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation

Commission File No.: 001-33982

Memorandum from Mike George, President and CEO of QVC, Inc.

to Employees of QVC, Inc.

From: MIKE GEORGE	October 10, 2013
PRESIDENT & CEO

*** GLOBAL RELEASE ***

New Tracking Stock to Bring QVC Name Back to the NASDAQ Stock Exchange

After an absence of nearly 20 years, “QVC” will soon reappear in stock tickers on the NASDAQ Stock Market.

Liberty Interactive, our parent company, announced today that it plans to create a QVC Group tracking stock in connection with the recapitalization of its Liberty Interactive Group tracking stock. The new QVC Group tracking stock will begin trading in 2014 (subject to customary closing conditions, including the receipt of stockholder approval).

This new tracking stock will showcase the outstanding value that our QVC team is creating for investors — by staying focused on building long lasting and trust based customer relationships, expanding globally, creating innovative shopping platforms, and driving strong operating results. The QVC Group tracking stock will primarily include QVC and Liberty’s interest in HSN.  Liberty’s ecommerce companies (including Provide Commerce, Backcountry.com and Bodybuilding.com) will be part of a new Liberty Digital Commerce tracking stock.

The creation of the QVC Group tracking stock is a powerful vote of confidence in all of you — in your creativity, your accomplishments, and your relentless efforts, across all markets, to drive our strategic initiatives forward and deliver for our customers. It’s also another important milestone on our 27-year journey as a unique, compelling, customer-centric business.

QVC first appeared on the NASDAQ on September 5, 1986, when Joe Segal and his team launched an initial public offering (IPO) under the stock ticker “QVCN.” It was a highly successful IPO, even though our first broadcast was still several months away. By the end of our first full fiscal year — January 31, 1988 — QVC had achieved $112 million in sales, breaking the record for how fast a new American public company could reach $100 million in sales without buying an existing business.  QVC achieved full-year profitability the following year and vaulted into first place in our industry the year after that.

Already, in early 1990, QVC was well along our now-familiar path of growing our business by building strong trust relationships with our customers and expanding our reach into more homes and new geographies. In 1995, QVC was taken private by Comcast and Liberty Media, and our stock ticker left the NASDAQ as a result. But, as you know, QVC has continued to build an impressive track record since then, and investors have remained keenly interested in QVC’s activities and performance. Next year, thanks to the new QVC Group tracking stock, investors will be able to invest in our performance more directly than at any time since 1995.

Today, I’m at Liberty’s Annual Investor Conference in New York, giving investors an update on QVC. I’m telling investors about our unique digital shopping experience, and how we are making it better through such initiatives as toGather and our new iPad app. I’m discussing our avid and loyal customers, our global reach and potential for significant expansion, and our strong, consistent financial results.

As usual, our QVC team members have given me plenty to talk about. I’m proud to represent you to our investors and share your initiatives and accomplishments. Your passion for our customers and for QVC drives our business, and I am delighted in the recognition we will all receive through the new QVC Group tracking stock.

Forward Looking Statements

The foregoing communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stock and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed new tracking stock. These forward looking statements speak only as of the date of the communication, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in the communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Interactive’s proposed new tracking stock or Liberty Interactive’s existing common stock. The offer and sale of shares of the proposed tracking stock will only be made pursuant to an effective registration statement. Liberty Interactive stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stock. Copies of Liberty Interactive’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Interactive and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stock. Information regarding the directors and executive officers of Liberty Interactive and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.